

January 13, 2012

<u>Via Facsimile</u>
Mr. Timothy L. Main
President and Chief Executive Officer
Jabil Circuit, Inc.
10560 Dr. Martin Luther King, Jr. Street North
St. Petersburg, Florida 33716

     Re: Jabil Circuit, Inc.
              Form 10-K for the Fiscal Year Ended August 31, 2011
              Filed October 27, 2011
              File No. 001-14063

Dear Mr. Main:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended August 31, 2011</u>

<u>Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 50</u>

1.   We note your market risk disclosure briefly discusses foreign currency exchange risk and interest rate risk. Your disclosure does not appear to include all of the disclosure requirements of Item 305 of Regulation S-K. Tell us how you have considered providing all of the quantitative disclosures required by Item 305(a) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheets, page 61

2.   It appears you should be stating separately in the balance sheet or notes, elements of other accrued expenses for any item in excess of 5 percent of total current liabilities. Please tell us how your disclosure complies with Rule 5-02(20) of Regulation S-X.

Note 2 – Trade Accounts Receivable Securitization and Sale Programs, page 70

3.   We note that under all of your securitization and sale programs, you service the receivables in the program in exchange for an immaterial fee. We further note that you do not record a servicing asset or liability because you estimate that the fee you receive in return for your obligation to service the receivables "is at fair value." Please clarify whether the expected future revenue from servicing the assets is equal to the fair market compensation needed to provide that servicing. In this regard, note that ASC 860-50-30-4 states that whether a servicing asset or liability is recognized is a function of the marketplace and not your cost of servicing.

d. Trade Accounts Receivable Sale Programs, page 72

4.   We note that your 2010 accounts receivable sale programs are accounted for as sales. Please tell us whether there is any recourse under these programs to your assets for failure of debtors to pay when due. Refer to ASC 860-10-40-5(c)(1) and related recognition guidance in ASC 860-20-25-1(d)(2).

Note 11. Concentration of Risk and Segment Data, page 88

5.   You disclose on page 4 that Business Unit Managers and Directors coordinate financial commitments for customer manufacturing units. It appears this would involve financial review and decisions about resource allocation to your business units to assess performance.   Tell us how management uses financial information from these business units and how you evaluated these units under the definition of a segment in ASC 280-10-50-1.

6.   Your disclosures related to the September 1, 2010 segment reorganization on page 2 disclose what appear to be dissimilar types of service offerings among your DMS, E&I and HVS segments. We note you provide design services, manufacturing and various management services for global product provisioning of materials and process technologies. In addition, you offer services for customers in the computing, storage, networking and telecommunications sectors versus what appear to be dissimilar services for customers in the consumer products industry including "mobility, display, set-top boxes, printers and POS terminals." Please explain how your disclosures comply with

ASC 280-10-50-40 in reporting revenues from external customers for each type of service or each group of services.

<u>Item 11. Executive Compensation (Incorporated by Reference from the Definitive Proxy Statement filed on December 15, 2011)</u>

<u>Compensation Discussion and Analysis</u>

<u>Competitive Benchmarking, page 30</u>

7.	You state that while total cash compensation opportunities for your NEOs are targeted to approximate the market median of total cash compensation awarded by your selected peer group companies if your performance targets are achieved, the actual total cash compensation may range from the 25th percentile to the 75th percentile of the total cash awarded by the peer group. Please clarify how your NEOs' total cash compensation compared to that of your peer group of companies from a percentile standpoint. Clarify whether, and if so how, the compensation committee considers the performance of the peer group companies when benchmarking the target for total cash compensation of your NEOs to the median for the peer group.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ryan Houseal, Staff Attorney, at (202) 551-3105 or Mark P. Shuman, Branch Chief – Legal, at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Senior Assistant Chief Accountant